Exhibit 99.3

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto assumes control of Riversdale Mining Limited
8 April 2011
Rio Tinto has today acquired a majority interest in Riversdale Mining Limited (Riversdale), delivering control of significant tier one coking coal projects.
Rio Tinto’s shareholding in Riversdale today passed 50 per cent and may increase further with the takeover offer remaining open until 20 April 2011.
Rio Tinto Energy chief executive Doug Ritchie, Rio Tinto Energy chief development officer - coal Matt Coulter and Rio Tinto Australia managing director David Peever have been appointed to the Riversdale board. Additional board appointments are expected to follow, recognising Rio Tinto’s new majority shareholding.
Mr Ritchie said “This is an exciting day for Rio Tinto and Riversdale. The new Riversdale board will reflect our majority shareholding and help clear the way for the development of Riversdale’s assets as quickly as possible.
“Our experience in delivering on major projects and infrastructure provides a strong platform for us in developing Riversdale’s asset base. Operating under our strong values framework, we have the expertise, resources and incentives to efficiently develop the projects to a world-class standard, delivering immense benefits to the people of Mozambique.
“Our long-term development strategy for Riversdale underlines Rio Tinto’s commitment to Africa, where our activities extend beyond our operating mines, including an extensive exploration programme and numerous ongoing projects in the region.”
In line with Rio Tinto’s strategy of developing large, long-life, low-cost assets to build shareholder value, the Riversdale acquisition provides Rio Tinto with one of the world’s most prospective tier one coking coal developments.
“The growth prospects for the Riversdale assets are considerable. We remain optimistic about the outlook for the global coking coal market. This is a great opportunity for our business to deliver on the development of a large-scale coking coal resource,” Mr Ritchie said.
“I would like to recognise Riversdale in nurturing the business to a position where it is poised for growth. The achievement of developing greenfield projects from scratch is acknowledged as a true success story and reflects well upon the directors and management of the business.”
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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The successful acquisition provides Rio Tinto with coal mining and exploration projects in Mozambique including:
•	The Benga project, a 65:35 joint venture with Tata Steel Limited. A mining concession has been granted for this project, with initial coal for export scheduled before the end of the year.

•	The Zambeze coal project, 100 per cent owned by Riversdale. An exploration licence has been granted for this project.
These projects are located adjoining in the Tete and Moatize provinces of Mozambique. Riversdale also has several prospective exploration tenements in the region.
Rio Tinto will move quickly to start working with the Riversdale team to accelerate the development of the projects.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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